Mail Stop 3561

January 27, 2010

Stuart A. Rose
Chief Executive Officer
Rex Stores Corporation
2875 Needmore Road
Dayton, OH 45414

> **Re: Rex Stores Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 16, 2009**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2009**
> **Filed December 3, 2009**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 28, 2009**
> **File No. 1-09097**

Dear Mr. Rose:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

General

1. We note that you disclose in your Form 10-K that you anticipate that you will exit your retail operations during fiscal 2009. We further note that in your Form 8-K

filed on September 9, 2009 you disclose that you had closed your remaining retail locations. In this regard, we note that while you have some real estate activity, investing in the ethanol business has become your primary business. Consequently, it appears that your company may be an "investment company" within the meaning of the Investment Company Act. Please give us your analysis of the applicability of the Act to your company. We may have additional comments after we review your responses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. We note that following a comprehensive analysis, you decided to exit from your retail operations. Please expand your discussion to provide further details of your analysis that lead to your decision to exit your retail business. In this regard, your discussion should address why you decided to exit your retail business, why you are exiting in this manner and what, if any, alternatives you considered. We note that you provided some of this disclosure in your Form 10-K for the period ended January 31, 2008 in response to prior comments issued by the staff, however, it is not clear why you have omitted this disclosure for this year or whether you plan to provide such disclosure for the upcoming year. Please advise.

3. As we previously requested, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Refer to our comment letters dated January 31, 2008 and March 12, 2008 and your response letters dated February 21, 2008 and March 19, 2008. In this regard, we note that you had a net loss of approximately $9 million from your alternative energy segment for the fiscal year ended January 31, 2009. In light of your disclosure that you are exiting your retail segment, please discuss whether you expect the trend of net losses to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

    - Economic or industry-wide factors relevant to your company, and
    - Material opportunities, challenges, and
    - Risk in short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350. To the extent applicable, please also consider these factors in preparing your Management's Discussion and Analysis of Financial Condition and Results of Operations for your Form 10-Qs.

Overview, page 21

4. Please discuss the key driver(s) of operating performance in your alternative
    energy business; for example, the spread between ethanol and corn or sorghum
    prices. Discuss the reasons for the recent declines in the spread and whether the
    declines are a trend that you expect to continue into the future and why or why
    not. Indicate the likely impacts on your business if the spread does not improve
    and what actions management expects to take in that situation. Refer to Item
    303(a) of Regulation S-K and Commission Guidance Regarding Management's
    Discussion and Analysis of Financial Condition and Results of Operations,
    Interpretive Release No. 34-48960.

Retail, page 21

5. Please discuss with reasonable specificity your expectations regarding the
    continuing/future impact on your results of operations of your extended warranty
    operations upon completing your exit from the retail business.

Results of Operations, page 23

Comparison of Fiscal Years Ended January 31, 2009 and 2008, page 23

Equity in Income of Unconsolidated Ethanol Affiliates, page 26

6. In light of the significance of equity method income (loss) attributable to each of
    your equity method investees, please expand your disclosure to explain the period
    to period changes in your proportionate share of income and losses of each of
    these entities.

Critical Accounting Policies, page 38

Income Taxes, page 40

7. Please expand your disclosures to provide information for investors to assess the
    probability of a future material increase in your deferred tax asset valuation
    allowance. Disclose how you determined it is more likely than not that you will
    be able to generate sufficient taxable income in future years to allow for the full
    utilization of the AMT credit carryforward and other deferred tax assets, including
    the key assumptions involved in your determination. Discuss the degree of
    uncertainty associated with the key assumptions, providing specifics to the extent
    possible; e.g., you assumed each ethanol business would begin generating income
    within what period of time. Discuss the potential events and/or changes in
    circumstances that could reasonably be expected to negatively affect the key

assumptions. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the SEC's Interpretive Release No. 34-48960.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 50

8. Please provide accounting policy disclosure with respect to restructuring costs and other costs associated with the exit of your retail business. For example, disclose how you account for lease termination costs, severance and other employee termination benefits, and other associated costs. In addition, please provide the disclosures required by SFAS 146 (ASC 420).

Property and Equipment, page 51

9. You disclose that impairment charges represent management's estimate of the excess of net book value over estimated future cash flows. We assume that impairment charges are measured as the amount by which net book value exceeds fair value, where fair value is estimated using expected future cash flows on a discounted basis. If this is the case, please revise your disclosure to clarify. Otherwise, please advise. Refer to SFAS 144 (ASC 360).

Note 2. Investments, page 57

10. Please tell us why you are not required to provide separate financial statements of Big River Resources, LLC and Patriot Renewable Fuels, LLC pursuant to Rule 3-09 of Regulation S-X. Include your significance tests for each of the investees for the most recent fiscal year. Please ensure that any impairment write-down or other activity related to each investment is included in your significance computations and is clearly identified.

11. Notwithstanding the preceding comment, please tell us the consideration you gave to providing the disclosures required by Rule 4-08(g) of Regulation S-X with respect to your equity method investments. Refer also to Rule 10-01(b)(1) of Regulation S-X and address whether the presentation of summarized financial information for your equity method investments is required in your interim filings.

12. Please disclose the reasons why the equity method is appropriate for Big River Resources, LLC despite holding less than a 20% ownership interest and the difference, if any, between the amount at which each investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. Refer to paragraph 20.a. of APB 10 (ASC 323-10-53-10).

Note 13. Restructuring and Other, page 74

13. Please disclose the line item(s) in the statements of operations in which the restructuring charges are aggregated. Refer to paragraph 20.c. of SFAS 146 (ASC 420-10-50-1). Explain why restructuring charges are included in results of continuing operations or in results of discontinued operations, as applicable. These disclosures should be updated in your interim filings to the extent there are material revisions to restructuring charges.

Note 16. Discontinued Operations and Assets Held for Sale, page 78

14. Please disclose the number of closed stores whose historical results continue to be classified within continuing operations. For each closed store included in continuing operations, explain to us in detail and disclose why such classification is appropriate under GAAP. Please also address this comment as it relates to your interim filing on Form 10-Q for the fiscal period ended October 31, 2009 as we are particularly interested in understanding why the results of operations of the retail segment reported in continuing operations remain so significant given that you closed all remaining retail store locations during the first nine months of fiscal year 2009. Refer to SFAS 144 (ASC 205) and EITF 03-13 (ASC 205-20-55), as applicable.

Schedule II Valuation and Qualifying Accounts, page 84

15. Please tell us what the inventory *reserves* represent. A reduction in the carrying amount of an inventory item from cost to market value represents a new cost basis for that item. The write-down can be recovered only through sale or disposition of the item and cannot be restored if the market value recovers prior to sale or disposition. Thus, it is unclear what your inventory *reserves* relate to and why you have utilized a contra-asset account to capture the credit balance. Please explain in detail.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

16. Please address the comments above in your interim filings to the extent applicable.

Item 1. Financial Statements

Consolidated Condensed Statements of Cash Flows, page 6

17. With reference to the authoritative guidance that supports your position, please tell us why realized losses on interest rate swaps are recorded in cash flows from financing activities rather than cash flows from operating activities.

Note 15. Discontinued Operations, page 23

18. Reference is made to your disclosures on page 34 regarding the various real estate assets reported in the real estate segment. Please tell us whether the subleased property was previously used or obtained for use in retail store and/or distribution center operations. If so, tell us why the subleased real estate is properly reported within results of continuing operations, rather than recording the lease termination costs, net of sublease rentals, as an exit cost in discontinued operations. Also discuss the how you generally account for real estate related to closed stores that are included in the real estate segment. Cite the applicable authoritative guidance that supports your presentation.

Liquidity and Capital Resources, page 34

19. We note that you have repurchased a significant amount of your stock pursuant to previous authorizations from your Board of Directors and that you plan to continue to do so in the future. We believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management's overall business plan and the current economic environment. See our Release No. 33-8350. Please revise your disclosure accordingly.

Exhibit 32

20. Please ensure that your certifications identify the respective offices held by the persons executing the certifications.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

21. Please address the comments above in your interim filings to the extent applicable.

Item 1. Financial Statements

Consolidated Condensed Statements of Cash Flows, page 6

22. With reference to the authoritative guidance that supports your position, please tell us why realized losses on interest rate swaps are recorded in cash flows from financing activities rather than cash flows from operating activities.

Note 15. Discontinued Operations, page 23

23. Reference is made to your disclosures on page 34 regarding the various real estate assets reported in the real estate segment. Please tell us whether the subleased property was previously used or obtained for use in retail store and/or distribution center operations. If so, tell us why the subleased real estate is properly reported within results of continuing operations, rather than recording the lease termination costs, net of sublease rentals, as an exit cost in discontinued operations. Also discuss the how you generally account for real estate related to closed stores that are included in the real estate segment. Cite the applicable authoritative guidance that supports your presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comparison of Three Months and Nine Months Ended October 31, 2009 and 2008, page 28

24. Where the financial statements reveal material changes from period to period in line items, please disclose the causes for the changes to the extent necessary to an understanding of your business as a whole. For example, explain the reasons for the increase or decrease in sales of your alternative energy segment and lower sales at retail stores, including the amount of deferred income amortized into income. Also disclose the reasons for the significant period to period changes in selling, general and administrative expenses and equity in income of unconsolidated ethanol affiliates. To the extent possible, you should indicate to what extent historical results are expected to be indicative of future operating results or of future financial condition. Refer to Item 303(b) of Regulation S-K.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 7

Elements of Executive Compensation, page 7

25. We presume that due to your exit from the retail industry you will be revisiting the "similarly-sized companies in the industry" that you assess for purposes of setting base salary. Please tell us how this disclosure will be altered in future filings.

Change in Control Payment, page 9

26. Please revise, if applicable, to disclose if the change in control provision of any of your stock options will be triggered by the transaction with Appliance Direct, Inc. or your exit from your retail business.

Annual Cash Bonus Program, page 12

27. We note that you have disclosed the targets that must be met in order for annual cash bonuses to be earned, however, you have not disclosed at what level these targets were achieved in order to arrive at the total bonus amount disclosed in the Bonus column of the Summary Compensation Table. Please revise to disclose at what level each of the targets were achieved with respect to Messrs. Rose, Bruggeman, Fuchs and Magby.

*****

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robin Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551- 3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director